FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 16 de septiembre de 2013

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Comunica Hecho Esencial.

De mi consideración:

Con fecha 30 de mayo pasado se informó como hecho esencial que Banco Santander-Chile había recibido de Banco Santander, S.A. una oferta para la compra de la totalidad de las acciones emitidas por nuestra filial Santander Asset Management S.A., Administradora General de Fondos y, además, la celebración de un contrato de prestación de servicios de agente colocador entre este banco y la mencionada administradora, por un plazo máximo de 20 años, y que dicha oferta se estaba revisando internamente y también por evaluadores independientes.

De acuerdo a lo establecido en el artículo 9º y en los incisos segundo y tercero del artículo 10º de la Ley Nº18.045, sobre Mercado de Valores, informo a vuestra Superintendencia, como Hecho Esencial, que con esta fecha se han recibido los informes encargados por el Directorio del Banco y el Comité de Directores y Auditoría a los evaluadores independientes Ernst % Young Ltda. y Claro y Asociados., respectivamente, los que se encuentran a disposición de los señores accionistas en el sitio Internet www.santander.cl, sección “Accionistas”, y en nuestra oficina principal ubicada en calle Bandera 140, piso 20.

Sin otro particular, le saluda atentamente,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile

Santiago, September 16, 2013

Mr.

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Present

Ref. Essential Event Report

In consideration,

On May 30th, 2013, we informed you, as essential information, that Banco Santander - Chile had received from Banco Santander, SA, acting directly or indirectly, an offer to purchase all of the shares issued by its subsidiary Santander Asset Management SA, General Funds Management. This offer also contained a contractual agreement for the brokerage of asset management services between the Bank and the Asset Management business, for a maximum period of up to 20 years, and that such offer was being reviewed internally and by independent evaluators.

According to the provisions of Article 9 and the second and third paragraphs of Article 10 of Law No. 18,045 of the Securities Market, we inform you, as essential information, that as of this date, we have received the reports commissioned by the Bank's Board of Directors and the Audit Committee of Directors to the independent evaluators Ernst & Young and Claro y Asociados Ltda., respectively, which are available to the shareholders on the website www.santander.cl section "Shareholders" and in our main office located at 140 Bandera Street, 20th floor.

Yours sincerely,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintendence of Securities and Insurance
Santiago Stock Exchange
Valparaíso Stock Exchange
Chilean Electronic Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: September 17, 2013